[On Transamerica Life Insurance Company Letterhead]
December 30, 2008
VIA EDGAR CORRESPONDENCE FILING
Attn.: Mr. Craig Ruckman
U.S. Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

Re:	Transamerica Life Insurance Company Transamerica Corporate Separate Account Sixteen File Nos. 333-109579/811-21440 Post-Effective Amendment No. 7
Dear Mr. Ruckman:
This letter is in response to oral comments received from you on December 30, 2008 in connection with the above referenced Post-Effective Amendment filed with the Commission on October 31, 2008. Attached are replies to the comments you raised.
If you have any questions concerning this filing, please do not hesitate to call the undersigned at (319) 355-6115.
Very truly yours,
/S/ Karen J. Epp
Karen J. Epp

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
1.	Comment: Provide additional description concerning when the Monthly Deferred Sales Load percentage “in excess of target premium” is applicable.

Response. We propose to add a footnote to Monthly Deferred Sales Load in the Periodic Charges Other Than Portfolio Operating Expenses table to read:

“The charge on premium received in excess of target premium may be applicable where the contract is a modified endowment contract and qualifies as a life insurance contract. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract.”
We further propose to add the following at the end of the Monthly Deferred Sales Load section under the CHARGES AND DEDUCTIONS section:

“The charge on premium received in excess of target premium may be applicable where the contract is a modified endowment contract and qualifies as a life insurance contract. Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract.”
2.	Comment: Clarify the heading of the insert proposed in the letter dated December 29, 2008 to the experience credits rider in the Periodic Charges Other Than Portfolio Operating Expenses table.

Response. We propose to change the heading to read “Cost of Insurance[1] if Experience Credits Rider is elected[7]”

3.	Comment: Provide additional clarification in the introduction to the Experience Credits Rider in the Supplemental Benefit Riders section.

Response. We propose to amend the introduction to read as follows:

“Policies with the same owner and satisfying our underwriting guidelines will be eligible for experience credits if elected. The experience credit rider establishes a claims stabilization reserve which is a fund out of which life insurance benefits are paid. The experience credits rider provides the Owner the unused balance in the claims stabilization reserve where there is better claims experience for the group of cases than anticipated. Payment of experience credits may lower Policy costs over time. An Owner may elect the experience credits rider if the Owner expects the group of cases will have better claims experience over time than anticipated by us.”

4.	Comment: Provide an amendment to the second bullet point under Features of experience credits rider.

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
Response. We propose to amend the introduction to read as follows:
•	We increase by 20% the cost of insurance charge applied to each Policy. On the effective date and on each monthly deduction day we fund the claims stabilization reserve with the Policy’s cost of insurance charge.
5.	Comment: Provide an amendment to “A” in the fourth bullet point under Features of experience credits rider.

Response. We propose to amend the introduction to read as follows:
A = expected net life insurance benefit claims for a case (equivalent to the cost of insurance charge in absence of the experience credits rider);
6.	Comment: Provide amendments the Experience Credits Rider example.

Response. We propose to amend as follows:
Experience Credits Rider example
Below is an example of how the experience for the group of cases affects a case with the experience credits rider. This is for illustration purposes only and may not be relied upon to show actual performance. In this example contributions to the claims stabilization reserve by the end of Month 3 are $60.

Without Experience Credit Rider	Month 1	Month 2	Month 3

Standard cost of insurance charge deducted from cash value:	$100	$100	$100
With Experience Credit Rider

Cost of insurance charge deducted from cash value and deposited into claim stabilization reserve, at 120% of standard cost of insurance:	$120	$120	$120

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing

Actual-to-anticipated life insurance benefit claims experience ratio for the group of cases:	100%	98%	102%
Deduction from claim stabilization reserve to pay Transamerica Life the cost of insurance charge equal to experience for the group of cases ratio times expected case life insurance benefit claims:	$100	$98	$102
	(= 100% x $100)	(= 98% x $100)	(=102% x $100)

Net contribution to claim stabilization reserve available to pay experience credits equal to cost of insurance charge minus deduction from claim stabilization reserve:	$20	$22	$18
	(= $120 - $100)	(= $120 - $98)	(= $120 - $102)”
7.	Comment: Provide amendments the definition “the group of cases”.

Response. We propose to amend as follows:
“the group of cases — all inforce cases issued by us which are similarly underwritten.”